UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GLOBANT S.A.

FORM 6-K

ENTRY INTO STOCK PURCHASE AGREEMENT. ACQUISITION OF POINTSOURCE.

On June 1, 2017, Globant S.A. (the “Company”) entered into a definitive stock purchase agreement (the “Stock Purchase Agreement”) to purchase 100% of the membership interests of PointSource, LLC (“PointSource”), a design and development technology agency specialized in retail, supply chain and insurance services solutions.

Pursuant to the Stock Purchase Agreement, 100% of the issued and outstanding membership interests of PointSource were transferred to the Company at closing today (the “Closing”).

As consideration for the membership interests of PointSource, the Company agreed to pay: (i) $15.5 million in cash within 5 business days of the Closing; and (ii) earn-out payments of up to $12.5 million in the aggregate, contingent upon PointSource’s achievement of specified milestones mainly based on revenue and profit targets for each of the years ending on December 31, 2017, December 31, 2018 and December 31, 2019. Additionally, pursuant to the terms of the transaction, the sellers of PointSource’s membership interests and certain key employees benefited from the transaction agreed to, upon request of the Company, use up to 20% of each of the payments to subscribe for shares of the Company, at a subscription price per share of the volume weighted average trading price of the Company’s stock during the 60-day period ending on the second trading day prior to the relevant payment, as quoted by the New York Stock Exchange.

On June 1, 2017, the Company issued a press release announcing the acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated June 1, 2017, entitled “Globant acquires PointSource to reinforce its focus in digital transformation.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ ALEJANDRO SCANNAPIECO
Name: Alejandro Scannapieco
Title: Chief Financial Officer

Date: June 1, 2017